RUBICON

  MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	FEBRUARY 3, 2003
OTCBB – SYMBOL: RUBIF	PR03-04

RUBICON TO COMMENCE $1.8 MILLION EXPLORATION PROGRAM AT RED LAKE, ONTARIO

- 2003 RLJV program to include 30,000-45,000 feet of diamond drilling -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that diamond drill programs will commence in early February, 2003 on several Red Lake, Ontario properties under option to AngloGold (Canada) Exploration Ltd (“AngloGold”) which are referred to as the RLJV properties. The program will test a minimum of five target areas and will utilize four to five diamond drill rigs. Main target areas are shown in Figure 1 (attached) and are summarized below:

•

Rivard/Advance Target – The Phase I drill program announced by the Company December 9, 2002 has been increased to 13,000 feet from 6000 feet. It is designed to test an area of gold bearing veins hosted by sulphide-rich ultramafics. Drilling of the remaining 10,000 ft is scheduled to resume by mid-February, 2003.

•

Dorion-McCuaig Corridor (DMC) – Located in the heart of the Red Lake gold camp, this target area is underlain by similar sequences and structures to those hosting the major gold deposits in the camp. Preliminary drilling in 2002 (see May 2, 2002 news release for complete results) returned gold mineralization in three target zones. Up to 16,500 feet of drilling is planned for these and other targets in the DMC area in the first quarter of 2003.

•

Adams Lake – This area occupies a major regional fold closure of ‘mine stratigraphy’ approximately six kilometers east of the Campbell-Red Lake mines. Recent deep penetrating geophysical surveys, combined with existing data, have identified a number of structural targets for Phase I drill testing. Up to 8000 feet of drilling is planned for this target in the first and second quarters of 2003.

•

Slate Bay – This target is underlain by ultramafic to mafic sequences that are largely unexplored. Localized drilling of surface gold occurrences by Rubicon and AngloGold in 2001 identified broad anomalous gold zones (see November 8, 2001 news release for complete results). Additional targets will be tested in the area with up to 3500 feet of drilling planned to commence in February, 2003.

•

Humlin – A newly identified fold hinge and flexural zone in an ultramafic to mafic sequence that has received almost no prior drilling will be tested in the this target area. The target falls within a regional-scale northwest trending structural corridor that exhibits many similarities to the Red Lake ‘mine trend’, which is host to 24 million ounces of gold. Up to 6,500 feet of drilling is planned for this target, commencing February, 2003.

David Adamson said: “These extensive programs confirm Rubicon as one of the most drill-intensive junior explorers in the marketplace. We positioned ourselves during the bear gold market with quality targets in the high-grade Red Lake gold camp which are now being drill tested.”

These programs form part of AngloGold’s option to earn a 60% interest in Rubicon’s RLJV properties (Figure 1). AngloGold can elect to increase this interest to 70% by making a C$375,000 cash payment to Rubicon within 90 days of notifying Rubicon of AngloGold vesting at 60%. Independent of this right, Rubicon can elect to have AngloGold fund all future exploration on the project up to a positive production decision by AngloGold to construct a mine on the property, at which point Rubicon will repay its pro-rata share of costs post earn-in.

In addition to these Anglo-funded programs, Rubicon has 100% control, by way of option agreement, of the flagship advanced  McFinley gold project where new, high grade gold discoveries were recently announced (January 13, 2003) with intercepts including 21.26 opt gold over a width of 1.15 feet.  Rubicon is formulating plans for an extensive 2003 diamond drilling program at McFinley which will be announced shortly. As well, the company plans to conduct up to 10,000 feet of drilling at the 60% owned McCuaig JV project (40% Golden Tag Resources).

In other news, AngloGold has informed Rubicon that it has elected to include Rubicon’s recently acquired East Bay property (see news release dated, December 23, 2002) and Rubicon’s interest in the Newman-Todd property currently under option to partner Redstar Gold Corp. into the RLJV property package. AngloGold will henceforth be responsible for all options payments and work commitments on the East Bay project, including refunding of initial Rubicon acquisition costs. The East Bay property covers the extension of a major structural zone underlain by ultramafic rocks which is known as the East Bay Trend. The trend, and its extension to the southwest, is associated with more than five million ounces of past gold production and also includes Rubicon’s advanced McFinley gold project.

Rubicon Minerals Corporation controls over 260 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario which hosts two high-grade, world class gold mines (Placer Dome’s Campbell Mine and Goldcorp’s Red Lake Mine).  Included in Rubicon’s Red Lake holdings is the McFinley Gold Project, which contains a published Inferred Mineral Resource of 334,007 in situ tons* grading 0.20 oz/ton and recently reported high grade intercepts including 21.26 oz/ton gold over 1.15 feet and 1.85 oz/ton over 1.96 feet.

RUBICON MINERALS CORPORATION

“David W. Adamson”

______________________

President & CEO

* Note:  This resource, according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of National Instrument 43-101 (see Rubicon’s news releases dated June 24 and July 18, 2002 for more information on the property.

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.

RLJV Property Target Areas

RLJV Property
Rubicon - AngloGold
McFinley Gold Project
100% Rubicon
McCuaig JV Project
Rubicon - Golden Tag
West Red Lake Project
Rubicon - Redstar
Rubicon Properties
100% Rubicon
SLATE BAY TARGET AREA
DMC TARGET AREA
HUMLIN WEST TARGET AREA
RIVARD / ADVANCE TARGET AREA
ADAMS LAKE TARGET AREA
Cochenour Mine
Campbell Mine
(Placer Dome)
Red Lake Mine
(Goldcorp)
0
6
kilometres

Rubicon Minerals Corporation